EXHIBIT 99.1

     Cologne, September 20, 2002. On September 17, 2002, at 1:00 p.m., insolvency proceedings have been opened regarding the assets of Callahan Nordrhein-Westfalen GmbH, Gustav-Heinemann-Ufer 54, 50968 Koln, registered in the Commercial Register of the "Amtsgericht" (Local Court) Cologne under HRB 36 217, represented by its managing director Paul Nigel Alan Ward, London, Great Britain, business activity: the holding and the administration of a majority participation in Callahan Kabel Nordrhein-Westfalen GmbH & Co. KG and its sole general partner, a "GmbH" (Limited Liability Company), Callahan Kabel NRW Verwaltungs- GmbH. Receiver: "Rechtsanwalt" (Attorney) Dr. Wolfgang Delhaes, Im Mediapark 6B, 50670 Koln, Telephone +49 (02 21) 57 43 79 - 04, Fax +49 (02 21)
57 43 79 - 39. Claims of the insolvency creditors have to be registered with the receiver according to Section 174 of the Insolvency Code by November 19, 2002. Reporting and simultaneous examination date: Tuesday, December 10, 2002, 10:30 a.m., to take place on the premises of the "Amtsgericht" (Local Court) Cologne, Main Building, Luxemburger Stra(beta)e 101, 50939 Koln, 13th floor, Room 1301.